As filed with the Securities and Exchange Commission on ~~September 21,~~November [ ], 2015

Securities Act File No. 333-207097

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14
REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. ~~☐~~ 1 ☒

Post-Effective Amendment No. ☐

(Check appropriate box or boxes)

Market Vectors ETF Trust

(Exact Name of Registrant as Specified in the Charter)

---

666 Third Avenue, 9th Floor
New York, New York 10017
(Address of Principal Executive Offices)

Registrant's Telephone Number, including Area Code: (212) 293-2000

Jonathan R. Simon, Esq.
Vice President and General Counsel
Van Eck Associates Corporation
666 Third Avenue, 9th Floor
New York, NY 10017
(Name and Address of Agent for Service)

Copies to:
Stuart M. Strauss, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

No filing fee is required because an indefinite number of common shares of beneficial interest of Market Vectors ETF Trust have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall

QUESTIONS & ANSWERS

We recommend that you read the complete Combined Proxy Statement and Prospectus. The following Questions and Answers provide an overview of the key features of the Reorganizations and of the information contained in this Combined Proxy Statement and Prospectus.

Q-1:   What is this document and why did we send it to you?

A-1:   This is a Combined Proxy Statement and Prospectus that provides you with information about an Agreement and Plan of Reorganization, dated September 3, 2015 (the "Reorganization Agreement"), between Exchange Traded Concepts Trust, a Delaware statutory trust (the "Company"), on behalf of each of its series, Yorkville High Income MLP ETF and Yorkville High Income Infrastructure MLP ETF (the "Acquired Funds"), and Market Vectors ETF Trust, a Delaware statutory trust (the "Trust"), on behalf of each of its series, Market Vectors High Income MLP ETF and Market Vectors High Income Infrastructure MLP ETF (the "Acquiring Funds").

Van Eck Associates Corporation ("VEAC" or the "Adviser") serves as investment adviser for the Acquiring Funds. If the Shareholders of both of the Acquired Funds approve the applicable Reorganization, you will become a Shareholder of the applicable Acquiring Fund. Pursuant to the Reorganizations, all of the assets and liabilities of each of Yorkville High Income MLP ETF and Yorkville High Income Infrastructure MLP ETF will be transferred to Market Vectors High Income MLP ETF and Market Vectors High Income Infrastructure MLP ETF, respectively, in exchange for shares of beneficial interest ("shares") of the respective Acquiring Fund as described in the accompanying Combined Proxy Statement and Prospectus and pursuant to which each Acquired Fund will be liquidated and terminated. Please refer to the Combined Proxy Statement and Prospectus for a detailed explanation of the Reorganizations and for a more complete description of the Acquiring Funds.

You are receiving this Combined Proxy Statement and Prospectus because you owned shares of one or both of the Acquired Funds as of [   ], 2015.

Q-2:   Why were the Reorganizations proposed to the Board?

A-2:   Exchange Traded Concepts, LLC and Yorkville ETF Advisors, LLC, investment adviser and sub-adviser to the Acquired Funds, respectively, have entered into an Asset Purchase Agreement with VEAC pursuant to which VEAC agreed to purchase certain assets of ETC and Yorkville's investment advisory businesses that relate to the management of the Acquired Funds. The closing of that transaction is conditioned upon shareholders of each Acquired Fund having approved the Reorganizations. VEAC is a highly respected investment adviser that has been managing client assets for more than 50 years. With over $20 billion under management in its Market Vectors ETFs, VEAC is among the largest ETF sponsors in the U.S. The Market Vectors ETFs cover the full range of asset classes, including equity, fixed income and hard assets, and an MLP investment option would be a natural addition to VEAC's ETF offerings. Given the significant resources, personnel and infrastructure that VEAC will be able to make available, Exchange Traded Concepts, LLC and Yorkville ETF Advisors, LLC, investment adviser and sub-adviser to the Acquired Funds, respectively, concluded that continuing the operations of the Acquired Funds under VEAC's stewardship would be in the best interests of the Acquired Funds and their shareholders and, thus, they have proposed the reorganizations to the Company's Board of Trustees.

Q-3:   Did the Board of Trustees of the Company approve the Reorganizations?

A-3:   Yes, the Board of Trustees of the Company (the "Board," and its members, the "Trustees") approved the Reorganizations. After careful consideration, the Board, including a majority of the Trustees who are not "interested persons" of the Company (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")), determined that each Reorganization is in the best interests of the applicable Acquired Fund and its shareholders and approved the Reorganizations on behalf of each Acquired Fund. The Acquiring

Funds, following completion of the Reorganizations, may be referred to as the "Combined Funds" in this Combined Proxy Statement and Prospectus.

Q-4: **How will I be affected by the Reorganizations?**

A-4: The Acquiring Funds have been created to have the same investment objective, substantially similar investment strategies, risks and policies as their respective Acquired Funds, and will be operated in a substantially similar manner. Following the Reorganizations, the primary change for Acquired Fund Shareholders is that their Fund will be a series of the Trust rather than a series of the Company and the Acquiring Funds will be managed by ~~Van Eck Associates Corporation ("VEAC" or the "Adviser")~~VEAC.

The Reorganizations are expected to take place in the fourth quarter of 2015. Upon the closing of the Reorganizations, the assets and liabilities of each Acquired Fund will be transferred to the applicable Acquiring Fund in exchange for shares of the Acquiring Fund in accordance with the Reorganization Agreement. The Acquiring Funds, shell series established specifically for the purpose of receiving the assets and liabilities of the Acquired Funds, do not currently have any assets or liabilities other than the proceeds from one share of each Acquiring Fund that has been transferred to VEAC as the initial Shareholder. Shareholders of the Acquired Funds will receive shares of the Acquiring Funds with the same aggregate net asset value ("NAV") as the shares of the respective Acquired Funds they owned immediately prior to the Reorganization and will not experience any dilution in value. After all shares of the Acquired Funds have been redeemed, the Acquired Funds will be liquidated and terminated as series of the Company.

Q-5: **Once the Reorganizations are completed, who will be the investment adviser of the Combined Funds?**

A-5: The Combined Funds will be advised by VEAC once the Reorganizations are completed. Hao-Hung (Peter) Liao and George Chao are expected to be the portfolio managers of the Combined Funds once the Reorganizations are completed. As of August 31, 2015, the Adviser managed approximately $26.68 billion in assets. The Adviser has been an investment adviser since 1955 and also acts as adviser or sub-adviser to other mutual funds, exchange-traded funds, other pooled investment vehicles and separate accounts. The Adviser's principal business address is 666 Third Avenue, 9th Floor, New York, New York 10017.

Q-6: **How will the Reorganizations affect Fund fees and expenses?**

A-6: The management fee for each respective Acquiring Fund is the same as the management fee for the Acquired Funds (0.82%).

Q-7: **Will I have to pay any commission in connection with the Reorganizations?**

A-7: No, you will not pay any commission in connection with the Reorganizations.

Q-8: **What is the vote required to approve the Reorganizations?**

A-8: Approval of each Reorganization by Shareholders of an Acquired Fund requires the affirmative vote of a "majority of outstanding voting securities" of the Acquired Fund. Under the 1940 Act, a "majority of the outstanding voting securities" means the affirmative vote of the lesser of (a) 67% or more of the shares of the Fund present or represented by proxy at the Meeting if the holders of more than 50% of the outstanding shares are present or represented by proxy at the Meeting, or (b) more than 50% of the outstanding shares.

Q-9: **What happens to my shares if the Reorganizations are completed? Will I have to take any action?**

A-9: Your shares will be redeemed automatically and you will receive shares of the applicable Acquiring Fund (and cash with respect to any fractional shares of an Acquired Fund that you hold) on the date of the completion of the Reorganizations. You will receive written confirmation that this change has taken place.

SYNOPSIS

The following is a synopsis of certain information contained in or incorporated by reference in this Combined Proxy Statement and Prospectus. This synopsis is only a summary and is qualified in its entirety by the more detailed information contained or incorporated by reference in this Combined Proxy Statement and Prospectus ~~and the Reorganization Agreement~~. Shareholders should carefully review this Combined Proxy Statement and Prospectus and the Reorganization Agreement in their entirety and, in particular, each Acquiring Fund's Prospectus, which is attached to this Combined Proxy Statement and Prospectus and incorporated herein by reference.

General

This Combined Proxy Statement and Prospectus is being furnished to Shareholders of the Acquired Funds, each a series of an open-end management investment company, in connection with the solicitation by the Board of Trustees (the "Board," and its members, the "Trustees") of the Company, on behalf of the Acquired Funds, of proxies ("Proxies") to be used at the Meeting to consider the Reorganizations. It is expected that the first mailing of this Combined Proxy Statement and Prospectus will be made on or about [   ], 2015.

Pursuant to the Reorganizations, all of the assets and liabilities of each of Yorkville High Income MLP ETF and Yorkville High Income Infrastructure MLP ETF will be transferred to Market Vectors High Income MLP ETF and Market Vectors High Income Infrastructure MLP ETF, respectively, in exchange for shares of beneficial interest of the respective Acquiring Fund as described in this Combined Proxy Statement and Prospectus and pursuant to which each Acquired Fund will be liquidated and terminated. As a result of this transaction, Shareholders of Yorkville High Income MLP ETF will become Shareholders of Market Vectors High Income MLP ETF, and Shareholders of Yorkville High Income Infrastructure MLP ETF will become Shareholders of Market Vectors High Income Infrastructure MLP ETF. Shareholders of the Acquired Funds will receive shares of the respective Acquiring Fund (and cash with respect to any fractional shares held by an Acquired Fund shareholder) with a value equal to the aggregate net asset value ("NAV") of their shares of the respective Acquired Fund held immediately prior to the applicable Reorganization. Further information relating to the Acquiring Funds is set forth herein and in the Acquiring Funds' Prospectus incorporated herein by reference.

The Reorganizations

Exchange Traded Concepts, LLC and Yorkville ETF Advisors, LLC, investment adviser and sub-adviser to the Acquired Funds, respectively, have entered into an Asset Purchase Agreement with VEAC pursuant to which VEAC agreed to purchase certain assets of ETC and Yorkville's investment advisory businesses that relate to the management of the Acquired Funds. The closing of that transaction is conditioned upon shareholders of each Acquired Fund having approved the Reorganizations. The Reorganizations are being proposed to Shareholders because the Board of the Company has determined that the Reorganizations are in the best interests of each Acquired Fund and its Shareholders. The Reorganizations will allow Shareholders of the Acquired Funds to maintain continuity of their investment experience as Shareholders will be invested in a fund that has the same investment objective, substantially similar investment strategies, risks and policies as ~~their~~its respective Acquired ~~Funds~~Fund, and that expects to operate in a substantially similar manner. Given the significant resources, personnel and infrastructure that VEAC will be able to make available, Exchange Traded Concepts, LLC and Yorkville ETF Advisors, LLC concluded that continuing the operations of the Acquired Funds under VEAC's management would be in the best interests of the Acquired Funds and their shareholders and, thus, they proposed the reorganizations to the Company's Board of Trustees. After careful consideration of the proposals, the Board is now recommending that Shareholders of each Acquired Fund approve the Reorganizations.

The Reorganization Agreement provides for the transfer of all of the assets and the liabilities of each of the Acquired Funds to the applicable Acquiring Fund in exchange for shares of the Acquiring Fund. Shareholders of the Acquired Funds will receive shares of the respective Acquiring Fund (and cash with respect to any fractional shares held by an Acquired Fund shareholder) with a value equal to the aggregate net asset value of their shares of the respective Acquired Fund held immediately prior to the applicable Reorganization. Immediately after the transfer of each Acquired Fund's assets as provided for in the Reorganization Agreement, the Acquired Funds will distribute the applicable Acquiring Fund shares received by the Acquired Funds to their Shareholders as of the Valuation Date (as defined below) in complete liquidation of the Acquired Funds and, without further notice, the outstanding shares of the Acquired Funds held by the Shareholders will then be redeemed and canceled as permitted by the organizational documents of the Company and applicable law. As a result of the Reorganizations, each Shareholder will receive that number of full Acquiring Fund shares equal in value to such Shareholder's pro rata interest in the net assets of the applicable Acquired Fund transferred to the Acquiring Fund. Fractional shares will be delivered in cash.

Market Vectors ETF Trust (the "Trust") and the Company are each an open-end management investment company registered with the SEC. The Trust and the Company are both Delaware statutory trusts. The Acquiring Funds are series of the Trust, and the Acquired Funds are series of the Company. The Acquiring Funds and the Acquired Funds are each non-diversified for purposes of the 1940 Act, meaning that, as compared to a diversified fund, they can invest a greater percentage of assets in securities issued by or representing a small number of issuers. As a result, the performance of these issuers can have a substantial impact on the Funds' performance. The investment objective of each of Yorkville High Income MLP ETF and Market Vectors High Income MLP ETF is to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of the Solactive High Income MLP Index. The investment objective of each of Yorkville High Income Infrastructure MLP ETF and Market Vectors High Income Infrastructure MLP ETF is to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of the Solactive High Income Infrastructure MLP Index. The investment objective of each of the Acquiring Funds and Acquired Funds is a non-fundamental investment objective, meaning that it may be changed without the approval of the Funds' Shareholders. If the Board of an Acquiring Fund or Acquired Fund were to determine that the investment objective of the Fund should be changed, the Fund's Shareholders would be given notice. The Acquiring Funds have not yet commenced operations.

The Acquiring Funds, following completion of the Reorganizations, may be referred to as the "Combined Funds" in this Combined Proxy Statement and Prospectus. Certain basic information about the Acquired Funds and Acquiring Funds is provided in the table below.

Acquired Fund	Acquiring Fund
Yorkville High Income MLP ETF, a series of Exchange Traded Concepts Trust	Market Vectors High Income MLP ETF, a series of Market Vectors ETF Trust
Listing Exchange: NYSE Arca, Inc.	Listing Exchange: NYSE Arca, Inc.
Ticker: YMLP	Ticker: YMLP (following the Reorganization)
Fiscal year end: November 30	Fiscal year end: November 30
Diversification Status: Non-Diversified	Diversification Status: Non-Diversified
Underlying Index: Solactive High Income MLP Index	Underlying Index: Solactive High Income MLP Index

Acquired Fund	Acquiring Fund
Yorkville High Income Infrastructure MLP ETF, a series of Exchange Traded Concepts Trust	Market Vectors High Income Infrastructure MLP ETF, a series of Market Vectors ETF Trust
Listing Exchange: NYSE Arca, Inc.	Listing Exchange: NYSE Arca, Inc.
Ticker: YMLI	Ticker: YMLI (following the Reorganization)
Fiscal year end: November 30	Fiscal year end: November 30
Diversification Status: Non-Diversified	Diversification Status: Non-Diversified
Underlying Index: Solactive High Income Infrastructure MLP Index	Underlying Index: Solactive High Income Infrastructure MLP Index

The Acquiring Funds are advised by Van Eck Associates Corporation ("VEAC" or the "Adviser"), and the Combined Funds will be advised by VEAC once the Reorganizations are completed. Hao Hung (Peter) Liao and George Chao are expected to be the portfolio managers of the Combined Funds once the Reorganizations are completed.

Fee Tables as of November 30, 2014

Acquired Funds

The following tables describe the fees and expenses that you may pay if you buy and hold shares of an Acquired Fund.

Yorkville High Income MLP ETF and Market Vectors High Income MLP ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.82 %
Distribution and Service (12b-1) Fees	0.00%
Other Expenses (Deferred Income Tax Expense[a] and Franchise Tax Expense[b])	0.01%
Total Annual Fund Operating Expenses	0.83%

[a] Yorkville High Income MLP ETF is classified for federal income tax purposes as a taxable regular corporation or Subchapter "C" corporation. As a "C" corporation, the Fund accrues deferred income tax liability for its future tax liability associated with the capital appreciation of its investments, with certain distributions received by the Fund on equity securities of master limited partnerships ("MLPs") considered to be return of capital, and with any net operating gains. The Fund's accrued deferred tax liability, if any, is reflected each day in the Fund's net asset value per share. The Fund's current and deferred tax liability, if any, will depend upon income, gains, losses, and deductions the Fund is allocated from its MLP investments and on the Fund's realized and unrealized gains and losses and therefore may vary greatly from year to year depending on the nature of the Fund's investments, the performance of those investments and general market conditions. The Fund's actual income tax expense, if any, may be deferred for many years, concentrated in a small number of years, or spread over many years, depending on if and when investment gains and losses are realized, the then current basis of the Fund's assets and other factors. Therefore, any estimate of deferred income tax expense/(benefit) cannot be reliably predicted from year to year. For the fiscal year ended November 30, 2014, the Fund had net operating losses of $580,995 and accrued $7,061,535 in net deferred tax benefit primarily related to unrealized appreciation on investments.

[b] Yorkville High Income MLP ETF has accrued a state franchise tax liability for the year ended November 30, 2014. State franchise taxes are separate and distinct from state income taxes. State franchise taxes are imposed on a corporation for the right to conduct business in the state and typically are based off the net worth or capital apportioned to a state. Due to the nature of the Fund's investments, the Fund may be required to file franchise tax returns in several states.

Yorkville High Income Infrastructure MLP ETF

The following tables describe the fees and expenses that you may pay if you buy and hold shares of Yorkville High Income MLP ETF or Market Vectors High Income MLP ETF.

	Acquired Fund	Acquiring Fund (Pro Forma Combined Fund)
Annual Fund Operating Expenses		
(expenses that you pay each year as a percentage of the value of your investment)		
Management Fee	0.82%	0.82 %
Distribution and Service (12b-1) Fees	0.00%	0.00%
Other Expenses[a] (Deferred Income Tax Expense[a] and Franchise Tax Expense[b])	0.01%	5.090.01%
Total Annual Fund Operating Expenses	0.83%	5.910.83%

[a] Yorkville High Income Infrastructure MLP ETF is classified for federal income tax purposes as a taxable regular corporation or subchapter "C" corporation. The Fund accrues deferred income tax liability for its future tax liability associated with the capital appreciation of its investments, with certain distributions received by the Fund on equity securities of MLPs considered to be return of capital, and with any net operating gains. The Fund's accrued deferred tax liability, if any, is reflected each day in the Fund's net asset value per share. The Fund's current and deferred tax liability, if any, will depend upon income, gains, losses, and deductions the Fund is allocated from its MLP investments and on the Fund's realized and unrealized gains and losses and therefore may vary greatly from year to year depending on the nature of the Fund's investments, the performance of those investments and general market conditions. The Fund's actual income tax expense, if any, may be deferred for many years, concentrated in a small number of years, or spread over many years, depending on if and when investment gains and losses are realized, the then current basis of the Fund's assets and other factors. Therefore, any estimate of deferred income tax expense/(benefit) cannot be reliably predicted form year to year. For the fiscal year ended November 30, 2014, the Fund had net operating losses of $212,719 and accrued $1,443,559 in net deferred tax expense primarily related to unrealized appreciation on investments.

^(b) Yorkville High Income Infrastructure MLP ETF has accrued a state franchise tax liability for the year ended November 30, 2014. State franchise taxes are separate and distinct from state income taxes. State franchise taxes are imposed on a corporation for the right to conduct business in the state and typically are based off the net worth or capital apportioned to a state. Due to the nature of the Fund's investments, the Fund may be required to file franchise tax returns in several states.

Acquiring Funds (Pro Forma Combined Funds)

The following tables describe the fees and expenses that you may pay if you buy and hold shares of an Acquiring Fund. Shareholders fees will not be charged on those Acquiring Fund shares received in connection with the Reorganizations or otherwise.

Market Vectors High Income MLP ETF

Shareholder Fees *(fees paid directly from your investment)*	
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	
Management Fee	
Other Expenses ^(a)(Deferred Income Tax Expense^(b) and Franchise Tax Expense^(c))	
Total Annual Fund Operating Expenses	

^(a) "Other expenses" are based on estimated amounts for the current fiscal year. The investment management agreement between the Trust and the Adviser provides that the Adviser will pay all expenses of the Funds, except for the fee payment under the investment management agreement, acquired fund fees and expenses, interest expense, offering costs, trading expenses, taxes (including accrued deferred tax liability) and extraordinary expenses.

For ^(b) Market Vectors High Income MLP ETF is classified for federal income tax purposes as a taxable regular corporation or Subchapter "C" corporation. As a "C" corporation, the Fund accrues deferred income tax liability for its future tax liability associated with the capital appreciation of its investments, with certain distributions received by the Fund on equity securities of MLPs considered to be return of capital, and with any net operating gains. The Fund's accrued deferred tax liability, if any, is reflected each day in the Fund's net asset value per share. The Fund's current and deferred tax liability, if any, will depend upon income, gains, losses, and deductions the Fund is allocated from its MLP investments and on the Fund's realized and unrealized gains and losses and therefore may vary greatly from year to year depending on the nature of the Fund's investments, the performance of those investments and general market conditions. The Fund's actual income tax expense, if any, may be deferred for many years, concentrated in a small number of years, or spread over many years, depending on if and when investment gains and losses are realized, the then current basis of the Fund's assets and other factors. Therefore, any estimate of deferred income tax expense/(benefit) cannot be reliably predicted from year to year.

^(c) State franchise taxes are separate and distinct from state income taxes. State franchise taxes are imposed on a corporation for the right to conduct business in the state and typically are based off the net worth or capital apportioned to a state. Due to the nature of the Fund's investments, the Fund may be required to file franchise tax returns in several states.

Market Vectors High Income Infrastructure MLP ETF

Shareholder Fees
(fees paid directly from your investment)

	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.82 %
Other Expenses[a] (Deferred Income Tax Expense[b] and Franchise Tax Expense[c])	5.09%
Total Annual Fund Operating Expenses	5.91%

[a] "Other expenses" are based on estimated amounts for the current fiscal year. The investment management agreement between the Trust and the Adviser provides that the Adviser will pay all expenses of the ~~Fund~~Acquiring Funds, except for the fee payment under the investment management agreement, acquired fund fees and expenses, interest expense, offering costs, trading expenses, taxes (including accrued deferred tax liability) and extraordinary expenses.

[b] ~~Market Vectors~~ Yorkville High Income ~~Infrastructure~~ MLP ETF ~~is~~and Market Vectors High Income MLP ETF are classified for federal income tax purposes as ~~a~~ taxable regular ~~corporation~~corporations or Subchapter "C" ~~corporation. As a "C"~~ corporations. As a "C" corporation~~. The~~, each Fund accrues deferred income tax liability for its future tax liability associated with the capital appreciation of its investments, with certain distributions received by the Fund on equity securities of master limited partnerships ("MLPs") considered to be return of capital, and with any net operating gains. ~~The~~Each Fund's accrued deferred tax liability, if any, is reflected each day in the Fund's net asset value per share. ~~The Fund's current and deferred tax liability, if any, will depend upon income, gains, losses, and deductions the Fund is allocated from its MLP investments and on the Fund's realized and unrealized gains and losses and therefore~~ and may vary greatly from year to year depending on the nature of the Fund's investments, the performance of those investments and general market conditions~~. The Fund's actual income tax expense, if any, may be deferred for many years, concentrated in a small number of years, or spread over many years, depending on if and when investment gains and losses are realized, the then current basis of the Fund's assets and other factors~~. Therefore, any estimate of deferred income tax expense/(benefit) cannot be reliably predicted from year to year. For the fiscal year ended November 30, 2014, Yorkville High Income MLP ETF had net operating losses of $580,995 and accrued $7,061,535 in net deferred tax benefit primarily related to unrealized depreciation on investments. Yorkville High Income MLP ETF has accrued a state franchise tax liability for the year ended November 30, 2014. State franchise taxes are separate and distinct from state income taxes. Due to the nature of each Fund's investments, the Fund may be required to file franchise tax returns in several states.

Yorkville High Income Infrastructure MLP ETF and Market Vectors High Income Infrastructure MLP ETF

The following tables describe the fees and expenses that you may pay if you buy and hold shares of Yorkville High Income Infrastructure MLP ETF or Market Vectors High Income Infrastructure MLP ETF.

[c] ~~State franchise taxes are separate and distinct from state income taxes. State franchise taxes are imposed on a corporation for the right to conduct business in the state and typically are based off the net worth or capital apportioned to a state. Due to the nature of the Fund's investments, the Fund may be required to file franchise tax returns in several states.~~

	Acquired Fund	Acquiring Fund (Pro Forma Combined Fund)
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)		
Management Fee	0.82%	0.82%
Distribution and Service (12b-1) Fees	0.00%	0.00%
Other Expenses[a] (Deferred Income Tax Expense and Franchise Tax Expense[b])	5.09%	5.09%
Total Annual Fund Operating Expenses	5.91%	5.91%

[a] For Market Vectors High Income Infrastructure MLP ETF, "Other expenses" are based on estimated amounts for the current fiscal year. The investment management agreement between the Trust and the Adviser provides that the Adviser will pay all expenses of the Funds, except for the fee payment under the investment management agreement, acquired fund fees and expenses, interest expense, offering costs, trading expenses, taxes (including accrued deferred tax liability) and extraordinary expenses.

[b] Yorkville High Income Infrastructure MLP ETF and Market Vectors High Income Infrastructure MLP ETF are classified for federal income tax purposes as taxable regular corporations or subchapter "C" corporations. As a "C" corporation, each Fund accrues deferred income tax liability for its future tax liability associated with the capital appreciation of its investments, with certain distributions received by the Fund on equity securities of MLPs considered to be return of capital, and with any net operating gains. Each Fund's accrued deferred tax liability, if any, is reflected each day in the Fund's net asset value per share and may vary greatly from year to year depending on the nature of the Fund's investments, the performance of those investments and general market conditions. Therefore, any estimate of deferred income tax expense/(benefit) cannot be reliably predicted form year to year. For the fiscal year ended November 30, 2014, Yorkville High Income Infrastructure MLP ETF had net operating losses of $212,719 and accrued $1,443,559 in net deferred tax expense primarily related to unrealized depreciation on investments. Yorkville High Income Infrastructure MLP ETF has accrued a state franchise tax liability for the year ended November 30, 2014. State franchise taxes are separate and distinct from state income taxes. Due to the nature of each Fund's investments, the Fund may be required to file franchise tax returns in several states.

Expense Example

~~*Yorkville High Income MLP ETF and Yorkville High Income Infrastructure MLP ETF*~~

~~For a comparison of the current cost of investing in each of the Acquired Funds with the cost of investing in other funds, see "Fund Summary—Fees and Expenses" in the Acquired Funds' Prospectus, incorporated by reference herein.~~

~~*Market Vectors High Income MLP ETF and Market Vectors High Income Infrastructure MLP ETF*~~

~~This example is~~These examples are intended to help you compare the cost of investing in the Acquired Funds and the Combined Funds with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling shares of the Acquired Funds or Combined Funds.

The example assumes that you invest $10,000 in one of the Acquired Funds or Combined Funds for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% annual return and that the applicable ~~Acquiring~~ Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

~~Market Vectors~~*Yorkville High Income MLP ETF and Market Vectors High Income MLP ETF*

YEAR	EXPENSES
1	$85
3	$265

~~Market Vectors~~*Yorkville High Income Infrastructure MLP ETF and Market Vectors High Income Infrastructure MLP ETF*

YEAR	EXPENSES
1	$588
3	$1,749

Portfolio Turnover

Yorkville High Income MLP ETF and Yorkville High Income Infrastructure MLP ETF

For information regarding portfolio turnover rates for each of the Acquired Funds, see "Fund Summary—Portfolio Turnover" in the Acquired Funds' Prospectus, incorporated by reference herein.

Market Vectors High Income MLP ETF and Market Vectors High Income Infrastructure MLP ETF

the general partner of any business listed above. As of ~~June 30, 2015~~October 31, 2015, the Index included 24 MLPs and the U.S. dollar-denominated market capitalizations of the Index components ranged from approximately $~~530.1~~213.6 million to approximately $~~3.2~~2.1 billion.

• The Fund employs a "passive management" investment strategy in seeking to achieve its investment objective. The Fund generally will use a replication methodology, meaning it will invest in all of the securities comprising the Index in proportion to the weightings in the Index. However, the Fund may utilize a sampling methodology under various circumstances where it may not be possible or practicable to purchase all of the securities in the Index.

MLPs are publicly traded partnerships engaged in the transportation, storage, processing, refining, marketing, exploration, production, and mining of minerals and natural resources. By confining their operations to these specific activities, their interests, or units, are able to trade on public securities exchanges exactly like the shares of a corporation, without entity level taxation.

An MLP consists of a general partner and limited partners (or in the case of MLPs organized as limited liability companies, a managing member and members). The general partner or managing member typically controls the operations and management of the MLP and has an ownership stake in the MLP. The limited partners or members, through their ownership of limited partner or member interests, provide capital to the entity, are intended to have no role in the operation and management of the entity, and receive cash distributions. The Fund will be a limited partner (or a member) in the MLPs in which it invests. MLPs are generally treated as partnerships for United States federal income tax purposes. Thus, the MLPs themselves generally do not pay United States federal income taxes, but investors (like the Fund) that hold interests in MLPs are generally subject to tax on their allocable shares of the MLPs' income and gains. Currently, most MLPs operate in the energy and/or natural resources sectors.

To qualify as an MLP and to not be taxed as a corporation, a partnership must receive at least 90% of its income from qualifying sources as set forth in Section 7704(d) of the Internal Revenue Code of 1986, as amended (the "Code"). These qualifying sources include natural resource-based activities such as the processing, transportation and storage of mineral or natural resources and other commodities.

Of the ~~25~~24 partnerships eligible for inclusion in the Index, approximately ~~66~~64% trade on the New York

the general partner of any business listed above. As of ~~June 30, 2015~~October 31, 2015, the Index included 24 MLPs and the U.S. dollar-denominated market capitalizations of the Index components ranged from approximately $~~530.1~~213.6 million to approximately $~~3.2~~2.1 billion.

• The Fund employs a "passive management" investment strategy in seeking to achieve its investment objective. The Fund generally will use a replication methodology, meaning it will invest in all of the securities comprising the Index in proportion to the weightings in the Index. However, the Fund may utilize a sampling methodology under various circumstances where it may not be possible or practicable to purchase all of the securities in the Index.

MLPs are publicly traded partnerships engaged in the transportation, storage, processing, refining, marketing, exploration, production, and mining of minerals and natural resources. By confining their operations to these specific activities, their interests, or units, are able to trade on public securities exchanges exactly like the shares of a corporation, without entity level taxation.

An MLP consists of a general partner and limited partners (or in the case of MLPs organized as limited liability companies, a managing member and members). The general partner or managing member typically controls the operations and management of the MLP and has an ownership stake in the MLP. The limited partners or members, through their ownership of limited partner or member interests, provide capital to the entity, are intended to have no role in the operation and management of the entity, and receive cash distributions. The Fund will be a limited partner (or a member) in the MLPs in which it invests. MLPs are generally treated as partnerships for United States federal income tax purposes. Thus, the MLPs themselves generally do not pay United States federal income taxes, but investors (like the Fund) that hold interests in MLPs are generally subject to tax on their allocable shares of the MLPs' income and gains. Currently, most MLPs operate in the energy and/or natural resources sectors.

To qualify as an MLP and to not be taxed as a corporation, a partnership must receive at least 90% of its income from qualifying sources as set forth in Section 7704(d) of the Code. These qualifying sources include natural resource-based activities such as the processing, transportation and storage of mineral or natural resources and other commodities.

Partnerships eligible for inclusion in the Index are subject to further market capitalization and liquidity screens

Stock Exchange ("NYSE") and the rest trade on the NASDAQ National Market ("NASDAQ"). Partnerships eligible for inclusion in the Index are subject to further market capitalization and liquidity screens before they may be included in the Index.

• The Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Index concentrates in an industry or group of industries. As of June 30, October 31, 2015, the Index was concentrated in the energy sector.

• The Index is calculated and administered by Solactive AG (formerly, Structured Solutions AG), which is not affiliated with the Fund, Exchange Traded Concepts, LLC, Yorkville ETF Advisors, LLC, or Penserra Capital Management LLC. Solactive AG determines the components and the relative weightings of the securities in the Index subject to the Index rules and publishes information regarding the Index. The Index is rebalanced annually, but may be adjusted more frequently under extraordinary circumstances, consistent with the Index's methodology.

before they may be included in the Index.

• The Fund may concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to the extent that the Index concentrates in an industry or group of industries. As of June 30, October 31, 2015, the Index was concentrated in the energy sector.

• The Index is calculated and administered by Solactive AG (formerly, Structured Solutions AG), which is not affiliated with the Fund or the Adviser. Solactive AG determines the components and the relative weightings of the securities in the Index subject to the Index rules and publishes information regarding the Index. The Index is rebalanced annually, but may be adjusted more frequently under extraordinary circumstances, consistent with the Index's methodology.

Yorkville High Income Infrastructure MLP ETF (Acquired Fund)

Investment Objective

• Yorkville High Income Infrastructure MLP ETF seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of the Solactive High Income Infrastructure MLP Index.

Principal Investment Strategies

• The Fund will normally invest at least 80% of its total assets in securities of the Index. The Index is a rules-based index designed to provide investors a means of tracking the performance of selected infrastructure MLPs, with an emphasis on current yield. Index components are publicly traded on a U.S. securities exchange. Under normal circumstances, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities of MLPs. This investment policy may be changed without Shareholder approval, upon 60 days' prior notice to Shareholders.

The Index consists of MLPs classified as "Infrastructure"

Market Vectors High Income Infrastructure MLP ETF (Acquiring Fund)

Investment Objective

• Market Vectors High Income Infrastructure MLP ETF seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of the Solactive High Income Infrastructure MLP Index.

Principal Investment Strategies

• The Fund will normally invest at least 80% of its total assets in securities that comprise the Fund's benchmark index. The Index is a rules-based index designed to provide investors a means of tracking the performance of selected infrastructure MLPs, with an emphasis on current yield. Index components are publicly traded on a U.S. securities exchange. Under normal circumstances, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities of MLPs. This 80% investment policy is non-fundamental and may be changed without shareholder approval upon 60 days' prior written notice to Shareholders.

The Index consists of MLPs classified as "Infrastructure"

MLPs. Infrastructure MLPs are a subset of the MLP universe that earn a majority of their cash flow from the transportation and storage of energy commodities. Infrastructure MLPs include all MLPs operating with one of the following as a substantial business segment:

> • transportation, terminaling and storage of refined petroleum products (including gasoline, diesel, jet fuel, kerosene and heating oil);
> • gathering, compressing, dehydrating, treating, processing, marketing of natural gas, and fractionation of natural gas liquids;
> • transportation and/or storage of natural gas and natural gas liquids;
> • transportation of crude oil, refined petroleum products, and/or other liquids; and
> • operating as the general partner of an MLP which primarily engages in any of the businesses listed above.

As of ~~June 30, 2015~~October 31, 2015, the Index included 24 MLPs and the U.S. dollar-denominated market capitalizations of the Index components ranged from approximately $~~1.1 billion~~785.3 million to approximately $~~34.6~~22.5 billion.

• The Fund employs a "passive management" investment strategy in seeking to achieve its investment objective. The Fund generally will use a replication methodology, meaning it will invest in all of the securities comprising the Index in proportion to the weightings in the Index. However, the Fund may utilize a sampling methodology under various circumstances where it may not be possible or practicable to purchase all of the securities in the Index.

MLPs are publicly traded partnerships engaged in the transportation, storage, processing, refining, marketing, exploration, production, and mining of minerals and natural resources. By confining their operations to these specific activities, their interests, or units, are able to trade on public securities exchanges exactly like the shares of a corporation, without entity level taxation.

An MLP consists of a general partner and limited partners (or in the case of MLPs organized as limited liability companies, a managing member and members). The general partner or managing member typically controls the operations and management of the MLP and has an ownership stake in the MLP. The limited partners or members, through their ownership of limited partner or member interests, provide capital to the entity, are intended to have no role in the operation and management of the entity, and receive cash distributions. The Fund will be a limited partner (or a member) in the MLPs in which it invests. MLPs are generally treated as partnerships for

MLPs. Infrastructure MLPs are a subset of the MLP universe that earn a majority of their cash flow from the transportation and storage of energy commodities. Infrastructure MLPs include all MLPs operating with one of the following as a substantial business segment:

> • transportation, terminaling and storage of refined petroleum products (including gasoline, diesel, jet fuel, kerosene and heating oil);
> • gathering, compressing, dehydrating, treating, processing, marketing of natural gas, and fractionation of natural gas liquids;
> • transportation and/or storage of natural gas and natural gas liquids;
> • transportation of crude oil, refined petroleum products, and/or other liquids; and
> • operating as the general partner of an MLP which primarily engages in any of the businesses listed above.

As of ~~June 30, 2015~~October 31, 2015, the Index included 24 MLPs and the U.S. dollar-denominated market capitalizations of the Index components ranged from approximately $~~1.1 billion~~785.3 million to approximately $~~34.6~~22.5 billion.

• The Fund employs a "passive management" investment strategy in seeking to achieve its investment objective. The Fund generally will use a replication methodology, meaning it will invest in all of the securities comprising the Index in proportion to the weightings in the Index. However, the Fund may utilize a sampling methodology under various circumstances where it may not be possible or practicable to purchase all of the securities in the Index.

MLPs are publicly traded partnerships engaged in the transportation, storage, processing, refining, marketing, exploration, production, and mining of minerals and natural resources. By confining their operations to these specific activities, their interests, or units, are able to trade on public securities exchanges exactly like the shares of a corporation, without entity level taxation.

An MLP consists of a general partner and limited partners (or in the case of MLPs organized as limited liability companies, a managing member and members). The general partner or managing member typically controls the operations and management of the MLP and has an ownership stake in the MLP. The limited partners or members, through their ownership of limited partner or member interests, provide capital to the entity, are intended to have no role in the operation and management of the entity, and receive cash distributions. The Fund will be a limited partner (or a member) in the MLPs in which it invests. MLPs are generally treated as partnerships for

United States federal income tax purposes. Thus, the MLPs themselves generally do not pay United States federal income taxes, but investors (like the Fund) that hold interests in MLPs are generally subject to tax on their allocable shares of the MLPs' income and gains. Currently, most MLPs operate in the energy and/or natural resources sectors.

To qualify as an MLP and to not be taxed as a corporation, a partnership must receive at least 90% of its income from qualifying sources as set forth in Section 7704(d) of the Internal Revenue Code of 1986, as amended (the "Code"). These qualifying sources include natural resource-based activities such as the processing, transportation and storage of mineral or natural resources and other commodities.

Of the 24 partnerships eligible for inclusion in the Index, approximately ~~93~~96% trade on the New York Stock Exchange ("NYSE") and the rest trade on the NASDAQ National Market ("NASDAQ"). Partnerships eligible for inclusion in the Index are subject to further market capitalization and liquidity screens before they may be included in the Index.

The Fund will concentrate its investments (i.e. hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Index concentrates in an industry or group of industries. As of ~~June 30,~~October 31, 2015, the Index was concentrated in the energy infrastructure sector.

The Index is calculated and administered by Solactive AG (formerly, Structured Solutions AG), which is not affiliated with the Fund, Exchange Traded Concepts, LLC, Yorkville ETF Advisors, LLC, or Penserra Capital Management LLC. Solactive AG determines the components and the relative weightings of the securities in the Index subject to the Index rules and publishes information regarding the Index. The Index is rebalanced annually, but may be adjusted more frequently under extraordinary circumstances, consistent with the Index's methodology.

United States federal income tax purposes. Thus, the MLPs themselves generally do not pay United States federal income taxes, but investors (like the Fund) that hold interests in MLPs are generally subject to tax on their allocable shares of the MLPs' income and gains. Currently, most MLPs operate in the energy and/or natural resources sectors.

To qualify as an MLP and to not be taxed as a corporation, a partnership must receive at least 90% of its income from qualifying sources as set forth in Section 7704(d) of the Internal Revenue Code of 1986, as amended (the "Code"). These qualifying sources include natural resource-based activities such as the processing, transportation and storage of mineral or natural resources and other commodities.

Partnerships eligible for inclusion in the Index are subject to further market capitalization and liquidity screens before they may be included in the Index.

The Fund may concentrate its investments (i.e. hold 25% or more of its total assets) in a particular industry or group of industries to the extent that the Index concentrates in an industry or group of industries. As of ~~June 30,~~October 31, 2015, the Index was concentrated in the energy infrastructure sector.

The Index is calculated and administered by Solactive AG (formerly, Structured Solutions AG), which is not affiliated with the Fund or the Adviser. Solactive AG determines the components and the relative weightings of the securities in the Index subject to the Index rules and publishes information regarding the Index. The Index is rebalanced annually, but may be adjusted more frequently under extraordinary circumstances, consistent with the Index's methodology.

Investment Restrictions. The investment restrictions adopted by the Acquired Funds and the Acquiring Funds as fundamental policies are the same. The Acquiring Funds' investment restrictions are summarized under the section entitled "Investment Restrictions" in the Trust's Statement of Additional Information with respect to the Acquiring Funds that is incorporated by reference herein. The Acquired Funds' investment restrictions are summarized under the section entitled "Investment Restrictions" in the Company's Statement of Additional Information with respect to the Acquired Funds that is incorporated by reference herein.

Fund Management. The Board of Trustees of the Trust has responsibility for the general oversight of the management of the Acquiring Funds, including general supervision of VEAC and other service providers, but is not involved in the day-to-day management of the Trust. A list of the Trustees of the Trust and the Trust officers, and their present positions and principal occupations, is provided in the Acquiring Funds' SAI.

The Board of Trustees of the Company has responsibility for the general oversight of the management of the Acquired Funds, including general supervision of Exchange Traded Concepts, LLC, the investment adviser to the Acquired Funds and other service providers, but is not involved in the day-to-day management of the Company. A list of the Trustees of the Company and the Company officers, and their present positions and principal occupations, is provided in the Acquired Funds' SAI. Exchange Traded Concepts, LLC serves as the investment adviser to the Acquired Funds. Yorkville ETF Advisors, LLC (the "Investment Sub-Adviser") and Penserra Capital Management LLC (the "Trading Sub-Adviser") serve as sub-advisers to the Acquired Funds.

If the Reorganizations are approved, the Acquiring Funds will be managed by VEAC. As investment adviser, VEAC has overall responsibility for the general management and administration of the Acquiring Funds. In seeking to achieve each Fund's investment objective, VEAC uses teams of portfolio managers, investment strategists and other investment specialists. This team approach brings together many disciplines and leverages VEAC's extensive resources.

Portfolio Managers. The portfolio managers who share joint responsibility for the day-to-day management of the Acquiring Funds' portfolios are Hao Hung (Peter) Liao and George Chao. Mr. Liao has been employed by the Adviser since the summer of 2004. Mr. ~~Liao also serves as a portfolio manager~~ for certain other investment companies and pooled investment vehicles advised by the Adviser. Mr. Chao has been employed by the Adviser since December 2007. Prior to joining the Adviser, he served as Controller of Operations Administrations Division and Corporate Safety (September 2006 – December 2007). Messrs. Liao and Chao also serve as portfolio managers for certain other investment companies and pooled investment vehicles advised by the Adviser.

The portfolio manager for each of the Acquired Funds is Dustin Lewellyn. Mr. Lewellyn has primary responsibility for the day-to-day management of the Acquired Funds. Mr. Lewellyn has managed each Acquired Fund since January 2015.

Each Fund's Statement of Additional Information provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers and the portfolio managers' ownership (if any) of shares in the applicable Fund.

Investment Advisory Fees. The annual advisory fees (as a percentage of daily net assets) for the Acquired Funds and the Acquiring Funds are substantially similar.

Under the terms of an investment management agreement between the Trust and VEAC with respect to the Acquiring Funds (the "Investment Management Agreement"), VEAC serves as the adviser to the Acquiring Funds and, subject to the supervision of the Board of Trustees, is responsible for the day-to-day investment management of the Acquiring Funds. As of August 31, 2015, VEAC managed approximately $26.68 billion in assets. VEAC has been an investment adviser since 1955 and also acts as adviser or sub-adviser to other mutual funds, ETFs, other pooled investment vehicles and separate accounts. The Adviser's principal business address is 666 Third Avenue, 9th Floor, New York, New York 10017.

For the services it provides to each Acquiring Fund, each Acquiring Fund will pay VEAC an annual unitary management fee equal to 0.82% of the average daily net assets of each Fund. Under the Investment Management Agreement, VEAC is responsible for all expenses of each Fund, including the costs of transfer agency, custody, fund administration, legal, audit and other services, except for the fee payment under the investment management agreement, acquired fund fees and expenses, interest expense, offering costs, trading expenses, taxes (including accrued deferred tax liability) and extraordinary expenses.

Under an advisory agreement between the Company and Exchange Traded Concepts, LLC, the Acquired Funds each currently pay Exchange Traded Concepts, LLC an advisory fee of 0.82% of the average daily net assets of each Acquired Fund. Under the advisory agreement, Exchange Traded Concepts LLC agrees to pay all expenses incurred by the Acquired Funds except for the advisory fee, interest, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid by the Trust under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act. In addition, a sub-advisory agreement between Exchange Traded Concepts LLC and Yorkville ETF Advisors, LLC provides that Exchange Traded Concepts, LLC shall pay Yorkville ETF Advisors LLC an advisory fee of 0.62% of the average daily net assets of each of the Acquired Funds, and a sub-advisory agreement between Exchange Traded Concepts, LLC and Penserra Capital Management LLC provides that Exchange Traded Concepts, LLC shall pay Penserra Capital Management LLC an advisory fee of 0.05% on the average daily net assets of each Fund, subject to a $25,000 annual minimum fee.

Comparison of Other Service Providers. The following table identifies the principal service providers that service the Acquiring Funds and the Acquired Funds:

Non-Diversified Risk. The Fund is classified as a "non-diversified" investment company under the 1940 Act. Therefore, the Fund may invest a relatively high percentage of its assets in a smaller number of issuers or may invest a larger proportion of its assets in obligations of a single issuer. As a result, the gains and losses on a single investment may have a greater impact on the Fund's NAV and may make the Fund more volatile than more diversified funds. The Fund may be particularly vulnerable to this risk because the Index it seeks to replicate is comprised of securities of a very limited number of companies.

Premium/Discount Risk. Disruptions to creations and redemptions, the existence of extreme market volatility or potential lack of an active trading market for shares may result in shares trading at a significant premium or discount to NAV. If a Shareholder purchases shares at a time when the market price is at a premium to the NAV or sells shares at a time when the market price is at a discount to the NAV, the Shareholder may sustain losses.

Replication Management Risk. An investment in the Fund involves risks similar to those of investing in any fund of equity securities traded on an exchange, such as market fluctuations caused by such factors as economic and political developments, changes in interest rates and perceived trends in security prices. However, because the Fund is not "actively" managed, unless a specific security is removed from the Index, the Fund generally would not sell a security because the security's issuer was in financial trouble. Therefore, the Fund's performance could be lower than funds that may actively shift their portfolio assets to take advantage of market opportunities or to lessen the impact of a market decline or a decline in the value of one or more issuers.

Concentration Risk. The Fund's assets may be concentrated in a particular sector or sectors or industry or group of industries to the extent the Index concentrates in a particular sector or sectors or industry or group of industries. To the extent that the Index continues to be concentrated in the energy sector, the Fund will be subject to the risk that economic, political or other conditions that have a negative effect on that sector will negatively impact the Fund to a greater extent than if the Fund's assets were invested in a wider variety of sectors or industries.

VOTING INFORMATION

Record Date

The Board of Exchange Traded Concepts has fixed the close of business on [   ], 2015 as the record date (the "Record Date") for the determination of Shareholders of the Acquired Funds entitled to notice of, and to vote at, the Meeting. As of the Record Date, there were [ ] shares of Yorkville High Income MLP ETF issued and outstanding and [ ] shares of Yorkville High Income Infrastructure MLP ETF issued and outstanding.

Quorum

Shareholders of record as of the close of business on the Record Date are entitled to one vote per share and a fractional vote for a fractional share on each matter submitted to a vote at the Meeting. The holders of record of one-third of the shares of each Acquired Fund issued and outstanding and entitled to vote, represented in person or by proxy, will constitute a quorum at the Meeting. The Meeting may be adjourned by a majority of the votes properly cast upon the question of adjourning a meeting to another date and time, whether or not a quorum is present, and the Meeting may be held as adjourned within a reasonable time after the date set for the original meeting without further notice.

Voting Procedures

The enclosed form of Proxy for the Acquired Funds, if properly executed and returned, will be voted in accordance with the choice specified thereon. The Proxy will be voted in favor of the Reorganizations unless a choice is indicated to vote against or to abstain from voting on the Reorganizations. Proxies from Shareholders may be revoked at any time prior to the voting thereof by: (i) delivering written notice of revocation to the Exchange Traded Concepts Trust; (ii) completing and returning a new Proxy (whether by mail or, as discussed below, by touchtone telephone or the Internet) (if returned and received in time to be voted); or (iii) attending the Meeting and voting in person. Attendance at the Meeting will not in and of itself revoke a Proxy; a Shareholder may attend the Meeting in person to revoke a previously provided Proxy and to authorize Proxies to vote their shares in accordance with their new instructions. The Board knows of no business, other than that set forth in the Notice of Special Meeting of Shareholders, to be presented for consideration at the Meeting. However, the Proxy confers discretionary authority upon the persons named therein to vote as they determine on other business, not currently contemplated, which may come before the Meeting. You can vote in any one of these four ways:

- By mail with the enclosed proxy card- be sure to sign, date and return it in the enclosed postage-paid envelope;
- Through the website listed on the enclosed proxy card;
- By telephone using the toll-free number listed on the enclosed proxy card; or
- In person at the Shareholder Meeting on [   ], 2015 at 11:00 a.m. EST.

We encourage you to please vote through the website or telephone numbers provided, using the voting control number that appears on your proxy card enclosed. Your vote is extremely important to us. If you have questions, please call 866-296-4857 for additional information. Representatives are available to take your call Monday through Friday 9 a.m. through 10 p.m. Eastern Time.

Expenses of Solicitation

Proxies will be solicited primarily by mailing this Combined Proxy Statement and Prospectus and its enclosures. In addition to the solicitation of Proxies by mail, employees of Exchange Traded Concepts Trust and its affiliates, without additional compensation, may solicit proxies in person or by telephone, facsimile or oral communication. All expenses related to the Reorganizations will be borne by VEAC, Yorkville ETF Advisors, LLC and Exchange Traded Concepts, LLC respectively, including the costs associated with soliciting (including any proxy solicitors retained by VEAC or the Acquired Funds), preparing, printing, filing, assembling and mailing the Proxy Statements, including any costs incurred prior to August 3, 2015, the date of the Asset Purchase Agreement. The estimated cost of solicitation is $195,961 for Yorkville High Income MLP ETF and $44,940.46 for Yorkville High Income Infrastructure MLP ETF.

Vote Required

Approval of the Reorganizations by Shareholders requires the affirmative vote of a "majority of outstanding voting securities" of each Acquired Fund when a quorum is present. Under the 1940 Act, a "majority of the outstanding voting securities" means the affirmative vote of the lesser of (a) 67% or more of the shares of the Fund present or represented by proxy at the Meeting if the holders of more than 50% of the outstanding shares are present or represented by proxy at the Meeting, or (b) more than 50% of the outstanding shares.

If the Reorganizations are not approved by Shareholders of *either* Acquired Fund, then both Acquired Funds will continue in existence (i.e., the Reorganizations will not be consummated) and the Board of Trustees of the Company will determine what further action, if any, is required.


PERFORMANCE INFORMATION


For information concerning the performance of the Acquired Funds, please refer to the Acquired Funds' Prospectus and Annual Report. As Shareholders of the Acquired Funds, you should have already received a copy of the Acquired Funds' Prospectus and Annual Report. You may request additional copies of the Acquired Funds' Prospectus and Annual Report at no charge by calling (866) 296-4857 or writing the Acquired Funds.

The Acquiring Funds have not commenced operations and accordingly have no performance history, but will assume the performance history of the applicable Acquired Fund should the Reorganizations be completed.


THE REORGANIZATIONS


General

On August 3, 2015, VEAC, and Yorkville ETF Advisors LLC and Exchange Traded Concepts LLC (collectively, the "Sellers") entered into an Asset Purchase Agreement (the "Agreement") pursuant to which VEAC agreed to purchase certain assets of the Sellers. VEAC will pay the Sellers an initial payment on the closing date, a second payment based on the AUM of the Acquiring Funds as of on the second anniversary of the closing date, and a final payment based on the AUM of the Acquiring Funds on the third anniversary of the closing date. The Reorganizations are a condition to the purchase contemplated by the Agreement. The Reorganizations are being proposed to Shareholders because the Board of the Company has determined that the Reorganizations are in the best interests of each Acquired Fund and its Shareholders. The Reorganizations will allow Shareholders of the Acquired Funds to maintain continuity of their investment experience as Shareholders will be invested in a fund that has the same investment objective, substantially similar investment strategies, risks and policies as its respective Acquired Fund, and that expects to operate in a substantially similar manner. Given the significant resources, personnel and infrastructure that VEAC will be able to make available, Exchange Traded Concepts, LLC and

Yorkville ETF Advisors, LLC concluded that continuing the operations of the Acquired Funds under VEAC's management would be in the best interests of the Acquired Funds and their shareholders and, thus, they proposed the reorganizations to the Company's Board of Trustees. After careful consideration of the proposals, the Board is now recommending that Shareholders of each Acquired Fund approve the Reorganizations.

Exchange Traded Concepts, LLC, Yorkville ETF Advisors, LLC and the Adviser intend for the Reorganizations to comply with Section 15(f) of the 1940 Act, which provides, in substance, that when a sale of a controlling interest in a fund's investment adviser occurs, the investment adviser or any of its affiliated persons may receive any amount or benefit in connection with that sale, so long as (i) during the three-year period following consummation of the transaction, at least 75% of the fund's (or its successor's) board are not "interested persons" (as defined by the 1940 Act) of the investment adviser or predecessor adviser of the fund (or its successor); and (ii) an "unfair burden" is not imposed on the fund as a result of the transaction. The term "unfair burden" is defined to include any arrangement during the two-year period after the date on which transaction occurs whereby the investment adviser (or predecessor or successor adviser), or any "interested person" (as defined by the 1940 Act) of any such adviser, receives or is entitled to receive any compensation, directly or indirectly, (i) from the fund or its shareholders, other than fees for bona fide investment advisory or other services, or (ii) with certain exceptions, from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the fund, other than bona fide ordinary compensation as principal underwriter of the fund.

Under the Reorganization Agreement, the Acquired Funds will transfer their assets to the Acquiring Funds in exchange for the assumption by the Acquiring Funds of the liabilities of the Acquired Funds and shares of the Acquiring Funds. The Reorganization Agreement is attached as Exhibit A — "Agreement and Plan of Reorganization." The shares of the Acquiring Funds issued to the Acquired Funds will have an aggregate NAV equal to the aggregate NAV of the Acquired Fund's shares outstanding as of the close of trading on the NYSE on the business day immediately prior to the Closing Date (as defined in Appendix A) of the Reorganizations (the "Valuation Date"). Fractional shares will be delivered in cash. Upon receipt by the Acquired Funds of the shares of the applicable Acquiring Funds, the Acquired Funds will distribute the shares to their Shareholders in redemption of all outstanding shares of the Acquired Funds, and thereafter the Acquired Funds will be liquidated and terminated as series of the Company.
Acquired Fund Shareholders will receive shares of the respective Acquiring Fund (and cash with respect to any fractional shares held by an Acquired Fund shareholder) with value equal to the aggregate NAV of their shares of the respective Acquired Fund held immediately prior to the applicable Reorganization.

No sales charge or fee of any kind will be assessed to Acquired Fund Shareholders in connection with their receipt of shares of the Acquiring Funds in the Reorganizations. VEAC may, from time to time, acquire or sell assets in the ordinary course of business.

Exchange Traded Concepts, LLC, Yorkville ETF Advisors, LLC and the Adviser intend for the Reorganization to comply with Section 15(f) of the 1940 Act, which provides, in substance, that when a sale of a controlling interest in a fund's investment adviser occurs, the investment adviser or any of its affiliated persons may receive any amount or benefit in connection with that sale, so long as (i) during the three-year period following consummation of the transaction, at least 75% of the fund's (or its successor's) board are not "interested persons" (as defined by the 1940 Act) of the investment adviser or predecessor adviser of the fund (or its successor); and (ii) an "unfair burden" is not imposed on the fund as a result of the transaction. The term "unfair burden" is defined to include any arrangement during the two-year period after the date on which transaction occurs whereby the investment adviser (or predecessor or successor adviser), or any "interested person" (as defined by the 1940 Act) of any such adviser, receives or is entitled to receive any compensation, directly or indirectly, (i) from the fund or its shareholders, other than fees for bona fide investment advisory or other services, or (ii) with certain exceptions, from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the fund, other than bona fide ordinary compensation as principal underwriter of the fund.

The Board's Considerations

In connection with its consideration of the Reorganizations, the Board was presented with information concerning the Trust, the Acquiring Funds and VEAC. The Board also considered the terms of the Reorganization Agreement and met with representatives of Yorkville ETF Advisors LLC, Exchange Traded Concepts, LLC, and VEAC. The factors considered by the Board include, but arein its evaluation of the Reorganizations included, but were not limited to, the following:

- that the Acquiring Funds have not yet commenced operations and are intended to be duplicates of the Acquired Funds that will essentially continue their operations;

- that the investment objectives of each of the Acquired Funds and the Acquiring Funds are the same, including the identity of the Underlying Index;

- that the strategies of the Acquired Funds and the Acquiring Funds are substantially similar;

- that the Combined Funds would have the same management fee as the Acquired Funds.

- that there is expected to be no gain or loss recognized by Shareholders for U.S. federal income tax purposes as a result of the Reorganizations, other than gain or loss recognized by Shareholders in connection with cash received in lieu of fractional shares;

- other potential tax consequences to the Funds (including the ability of the Combined Funds to assume any loss carry-forwards of the respective Acquired Funds);

- that the aggregate NAV of the shares that Shareholders of the Acquired Funds will receive in the Reorganization will equal the aggregate NAV of the shares that Shareholders of the Acquired Funds own immediately prior to the applicable Reorganization (fractional shares will be delivered in cash), and that Shareholders of the Acquired Funds will not be diluted as a result of the Reorganizations;

- that VEAC will serve as the adviser to the Funds and, subject to the supervision of the Board of Trustees of the Trust, be responsible for the day-to-day investment management of the Funds. VEAC has been an investment adviser since 1955 and also acts as adviser or sub-adviser to other mutual funds, ETFs, other pooled investment vehicles and separate accounts; ~~and~~

- that the Agreement requires the approval of each Acquired Fund's shareholders and that, under the terms of the Agreement, Yorkville ETF Advisors LLC would be compensated if the transaction contemplated by the Agreement is effected;

- that the costs associated with the Reorganizations for the Acquired Funds will be paid by VEAC, Yorkville ETF Advisors LLC and Exchange Trade Concepts, LLC respectively, and will not be borne by the Acquired Funds' Shareholders.

- that the Company would be losing two of its more well-known ETFs and a portion of its assets if the Reorganizations are approved; and

- that the Acquired Funds would continue to operate as series of the Company if the Reorganizations are not approved by Shareholders.

The Board of Trustees of the Company concluded that, based upon the factors and determinations summarized above, completion of the Reorganizations is advisable and in the best interests of the Acquired Funds and their shareholders. The Board of Trustees of the Trust also concluded that completion of the Reorganizations is advisable and in the best interests of the Acquiring Funds. The determinations were made on the basis of the business judgment of each Trustee after consideration of all of the factors taken as a whole, though individual members may have placed different weight on various factors and assigned different degrees of materiality to various conclusions.

The Reorganization Agreement

~~The terms and conditions under which the Reorganizations would be consummated, as summarized below, are set forth in the Reorganization Agreement. This summary is qualified in its entirety by reference to the Reorganization Agreement, a copy of which is attached as Exhibit A to this Combined Proxy Statement and Prospectus.~~

The Reorganization Agreement provides for the transfer of all of the assets and the liabilities of each of the Acquired Funds to the applicable Acquiring Fund in exchange for shares of the Acquiring Fund. The aggregate NAV of the Acquiring Fund shares issued in the exchange will equal the aggregate NAV of the applicable Acquired Fund immediately prior to the applicable Reorganization. Immediately after the transfer of each Acquired Fund's assets as provided for in the Reorganization Agreement, the Acquired Funds will distribute the applicable Acquiring Fund shares received by the Acquired Funds to their Shareholders as of the Valuation Date in complete liquidation of the Acquired Funds and, without further notice, the outstanding shares of the Acquired Funds held by the Shareholders will then be redeemed and canceled as permitted by the organizational documents of the Company and applicable law.. As a result of the Reorganizations, each Shareholder will receive that number of full Acquiring Fund shares equal in value to such

Shareholders should consult their tax advisors regarding the effect, if any, of the proposed Reorganizations in light of their individual circumstances. Because the foregoing discussion only relates to the federal income tax consequences of the proposed Reorganizations, Shareholders should also consult their tax advisors as to state and local tax consequences, if any, of the proposed Reorganizations.

Description of Shares

The Acquiring Fund shares to be issued pursuant to the Reorganization Agreement will, when issued in exchange for the consideration therefor, be fully paid and non-assessable by the respective Acquiring Fund and transferable without restrictions and will have no preemptive rights. For greater details regarding the Acquiring Funds' shares, see "Shareholder Information" in the Acquiring Funds' Prospectus incorporated by reference herein.

Capitalization Tables (unaudited)

The following table sets forth, as of ~~August~~October 31, 2015: (i) the unaudited capitalization of the Yorkville High Income MLP ETF; (ii) adjustments to the unaudited *pro forma* capitalization of the Market Vectors High Income MLP ETF; and (iii) the unaudited *pro forma* capitalization of the Market Vectors High Income MLP ETF assuming the Reorganization has been completed, based upon the valuation policies and procedures for the Yorkville High Income MLP ETF and Market Vectors High Income MLP ETF, respectively. The capitalizations are likely to be different when the Reorganization is scheduled to be completed as a result of daily share purchase and redemption activity. The table should not be relied upon to calculate the number of shares to be received in the Reorganization; the actual number of shares to be received will depend upon the net asset value and number of shares outstanding of each Fund at the time of the Reorganization.

	Yorkville High Income MLP ETF	Market Vectors High Income MLP ETF	*Pro Forma* Adjustments	*Pro Forma* Market Vectors High Income MLP ETF
NET ASSETS:	$ ~~175,984,257~~149,815,297	~~9~~8	—	$~~175,984,266~~149,815,305
SHARES OUTSTANDING:	~~20,550,000~~19,800,000	1	—	~~20,550,001~~19,800,001
NET ASSET VALUE	$ ~~8.56~~7.57	~~8.56~~7.57	—	~~8.56~~7.57

The following table sets forth, as of ~~August~~October 31, 2015: (i) the unaudited capitalization of the Yorkville High Income Infrastructure MLP ETF; (ii) adjustments to the unaudited *pro forma* capitalization of the Market Vectors High Income Infrastructure MLP ETF; and (iii) the unaudited *pro forma* capitalization of the Market Vectors High Income Infrastructure MLP ETF assuming the Reorganization has been completed, based upon the valuation policies and procedures for the Yorkville High Income Infrastructure MLP ETF and Market Vectors High Income Infrastructure MLP ETF, respectively. The capitalizations are likely to be different when the Reorganization is scheduled to be completed as a result of daily share purchase and redemption activity. The table should not be relied upon to calculate the number of shares to be received in the Reorganization; the actual number of shares to be received will depend upon the net asset value and number of shares outstanding of each Fund at the time of the Reorganization.

	Yorkville High Income Infrastructure MLP ETF	Market Vectors High Income Infrastructure MLP ETF	*Pro Forma* Adjustments	*Pro Forma* Market Vectors High Income Infrastructure MLP ETF
NET ASSETS:	$ ~~45,796,248~~37,966,128	~~16~~15	—	$ ~~45,796,264~~37,966,143
SHARES OUTSTANDING:	~~2,800,000~~2,550,000	1	—	~~2,800,001~~2,550,001
NET ASSET VALUE:	$ ~~16.36~~14.89	~~16.36~~14.89	—	$ ~~16.36~~14.89

Shareholder Information

As of [ ], there were [ ] shares of Yorkville High Income MLP ETF outstanding and [ ] shares of Yorkville High Income MLP Infrastructure ETF outstanding.

[As of such date], the Trustees and officers of the Company as a group owned less than 1% of the shares of each Acquired Fund. As of such date, no person was known by the Acquired Fund to own beneficially or of record 5% or more of the Acquired Fund, except as follows:

Fund	Participant Name and Address	Percentage of Ownership
Yorkville High Income MLP ETF	[ ]	[ ]
	[ ]	[ ]
	[ ]	[ ]
	[ ]	[ ]
	[ ]	[ ]
	[ ]	[ ]
Yorkville High Income Infrastructure MLP ETF	[ ]	[ ]
	[ ]	[ ]
	[ ]	[ ]
	[ ]	[ ]

~~As of August 31, 2015 there were no shares of the Acquiring Funds outstanding as the Funds have not yet commenced operations.~~ Prior to the commencement of investment operations and the public launch of the Acquiring Funds, the Adviser owned all of the initial Shares issued by the Acquiring Funds. No other person owns of record or is known by the Acquiring Funds to own beneficially 5% or more of the Acquiring Funds' outstanding Shares.

Appraisal Rights

Shareholders will have no appraisal rights in connection with the Reorganizations.

ADDITIONAL INFORMATION ABOUT THE ACQUIRING FUNDS AND THE ACQUIRED FUNDS

General

For a discussion of the organization and operation of the Acquiring Funds, see "Summary Information—Market Vectors High Income MLP ETF," "Summary Information—Market Vectors High Income Infrastructure MLP ETF," "Additional Information About the Funds' Investment Strategies and Risks," and "Management of the Fund" in the Acquiring Funds' Prospectus incorporated by reference herein. For a general discussion of the organization and operation of the Trust, see "General Description of the Trust" in the Trust's Statement of Additional Information relating to the Acquiring Funds.

For a discussion of the organization and operation of the Acquired Funds, see "Fund Summaries—Yorkville High Income MLP ETF," "—Yorkville High Income Infrastructure MLP ETF," and "Fund Management" in the Acquired Funds' Prospectus.

Rights of Acquired Fund Shareholders and Acquiring Fund Shareholders

The rights of Shareholders for the Acquired Funds and the Acquiring Funds are the same.

EXHIBIT A

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION ("Agreement") is adopted as of this ___ day of _____, 2015 by and among (i) Exchange Traded Concepts Trust (the "Company"), on behalf of its respective series identified on Appendix A hereto (each an "Acquired Fund") and (ii) Market Vectors ETF Trust (the "Trust"), on behalf of its respective series identified on Appendix A hereto (each an "Acquiring Fund").

WHEREAS, the parties hereto intend for each Acquiring Fund and its corresponding Acquired Fund (as set forth in Exhibit A hereto) to enter into a transaction pursuant to which: (i) the Acquired Fund will transfer its assets to the Acquiring Fund in exchange for (a) the Acquiring Fund's assumption of the Acquired Fund's liabilities, (b) the corresponding shares of the Acquiring Fund identified on Exhibit A of equal value (taking into account cash in lieu of fractional shares) to the net assets of the Acquired Fund being acquired and (c) cash in lieu of fractional shares, and (ii) the Acquired Fund will distribute the shares of the Acquiring Fund and cash in lieu of fractional shares to Shareholders of the Acquired Fund, in connection with the liquidation and termination of the Acquired Fund, all upon the terms and conditions hereinafter set forth in this Agreement (each such transaction, a "Reorganization" and collectively, the "Reorganizations");

WHEREAS, each Acquired Fund and each Acquiring Fund are open-end, registered investment companies of the management type; and

WHEREAS, this Agreement is intended to be and is adopted as a plan of reorganization with respect to the Reorganization within the meaning of Section 368(a)(1)(F) of the United States Internal Revenue Code of 1986, as amended (the "Code").

NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, and intending to be legally bound, the parties hereto covenant and agree as follows:

1.   DESCRIPTION OF THE REORGANIZATIONS

1.1. It is the intention of the parties hereto that each Reorganization described herein shall be conducted separately from the other, and a party that is not a party to a Reorganization shall incur no obligations, duties or liabilities with respect to such Reorganization by reason of being a party to this Agreement.

1.2. Plan of Transaction

(a) Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, each Acquired Fund agrees to transfer to the corresponding Acquiring Fund all of the Acquired Fund's assets as set forth in Section 1.2(b), and the Acquiring Fund agrees in consideration therefor (i) to deliver to the Acquired Fund that number of Acquiring Fund shares ("Acquiring Fund Shares") determined by dividing the value of the Acquired Fund's assets net of any liabilities, computed in the manner and as of the time and date set forth in Section 2.1(a), by the net asset value of one share of an Acquiring Fund, computed in the manner and as of the time and date set forth in Section 2.1(a) except that cash shall be delivered in lieu of fractional shares; and (ii) to assume all of the liabilities of the Acquired Fund (whether or not reflected in the Closing Statement of Assets and Liabilities defined in Section 1.2(b)). Acquiring Fund shares shall be delivered to the Acquired Fund in a Creation Unit aggregation only, meaning, for purposes of the Reorganization only, a specified block of [—]50,000 Acquiring Fund shares (a "Creation Unit Aggregation").

The Acquired Fund will distribute the Acquiring Fund shares and cash in lieu of fractional shares received by the Acquired Fund pro rata to the Acquired Fund's shareholders of record determined as of the Valuation Date (as defined in Section 2.1(a)) (the "Acquired Fund Shareholders"). All Acquiring Fund shares delivered to the Acquired Fund shall be delivered at net asset value without a sales load, commission, transaction fee or other similar fee being imposed. Such transactions shall take place at the closing provided for in Section 3.1 (the "Closing").

(b) The assets of the Acquired Fund to be acquired by the Acquiring Fund (the "Assets") shall consist of all assets, including, without limitation, all cash, cash equivalents, securities, commodities and futures interests and dividends or interest or other receivables that are owned by the Acquired Fund and any deferred or prepaid expenses shown on the unaudited statement of assets and liabilities of the Acquired Fund prepared as of the effective time of the Closing (the "Closing Statement of Assets and Liabilities") in accordance with

Description of Fund Shares

For additional information about the voting rights and other characteristics of the shares of the Acquiring Funds, see "Capital Stock and Shareholder Reports" in the Trust's Statement of Additional Information relating to the Acquiring Funds.

Purchase, Redemption and Pricing of Shares

For additional information about the purchase and redemption of the Acquiring Funds' shares and the determination of net asset value, see "Creation and Redemption of Creation Units" in the Trust's Statement of Additional Information relating to the Acquiring Funds.

Taxes

For additional information about tax matters affecting the Acquiring Funds and their Stockholders, see "Taxes" in the Trust's Statement of Additional Information relating to the Acquiring Funds.

Distribution of Shares

For additional information about the Acquiring Funds' distributor and the distribution agreement between the Acquiring Funds and their distributor, see "Dividends and Distributions" in the Trust's Statement of Additional Information relating to the Acquiring Funds.

FINANCIAL STATEMENTS

1. There are no financial statements for the Acquiring Funds, as they have not yet commenced operations.

    The most recent audited financial statements of the Acquired Funds for the fiscal year ended November 30, 2014 have been audited by Cohen Fund Audit Services, Ltd. ("Cohen"), an independent registered public accounting firm. Cohen's reports, along with the Funds' audited financial statements, are included in each respective Fund's Annual Report to Shareholders for the fiscal year ended November 30, 2014, each of which accompanies this SAI and is incorporated herein by reference. The Acquired Funds' most recent financial statements (unaudited) are set forth in each Fund's Semi-Annual Report for the six-month period ended May 31, 2015, each of which accompanies this SAI and is incorporated herein by reference.

2. ~~Shown below are the Pro Forma Financial Statements for the Combined Funds as of November 30, 2014, as though the Reorganizations occurred as of that date. These financial statements set forth the unaudited pro forma condensed Statements of Assets and Liabilities and the unaudited pro forma condensed Statements of Operations for the twelve month period ended November 30, 2014. These statements have been derived from the books and records utilized in calculating the daily NAVs for each Fund.~~

Statements of Assets and Liabilities

November 30, 2014	Market Vectors High Income MLP ETF	Market Vectors High Income Infrastructure MLP ETF
Assets:		
Investments, at fair value (1)	$ 285,222,996	$ 49,517,622
Cash	146,831	123,331
Receivables:		
Receivable for Capital Shares Sold	1,482,230	—
Receivable for Investment Securities Sold	—	5,138,807
Dividends	117,576	—
Total assets	286,969,633	54,779,760
Liabilities:	—	—
Deferred Tax Liability, Net	—	2,374,805
Payables:	113664	113664
Payable for Investment Securities Purchased	1,445,441	5,217,052
Payable Due to Investment Adviser	207,580	31,413
Payable for Income Taxes	182,629	396,336
Total liabilities	1,835,650	8,019,606
NET ASSETS	$ $ 285,133,983	$ 46,760,154
Shares outstanding	19,250,000	2,150,000
Net asset value, redemption and offering price per share	$ $ 14.81	$ 21.75
Net assets consist of:		
Paid-in Capital	$ $ 334,477,227	$ 43,618,179
Distributions in Excess of Net Investment Income (Loss), Net of Deferred Taxes	(27,419,251)	(2,360,647)
Accumulated Net Realized Gain on Investments, Net of Deferred Taxes	5,585,629	1,996,260
Net Unrealized Appreciation (Depreciation) on Investments, Net of Deferred Taxes	(27,509,622)	3,506,362
Net Assets	$ $ 285,133,983	$ 46,760,154
(1) Cost of investments	$ $ 313,116,512	$ 44,043,460

Statements of Operations

For the Year Ended November 30, 2014	Market Vectors High Income MLP ETF	Market Vectors High Income Infrastructure MLP ETF
Investment Income:		
Dividend Income	$ 5,010,178	$ —
Distributions from Master Limited Partnerships	20,409,502	2,285,730
Less: Return of Capital Distributions	(23,647,92 7)	(2,285,730)
Total investment income	1,771,753	—

For the Year Ended November 30, 2014	Market Vectors High Income MLP ETF		Market Vectors High Income Infrastructure MLP ETF
Expenses:			
Management fees	2,419,516		322,293
Franchise Taxes	40,325		9,482
Total expenses	2,459,841		331,775
Net Investment Loss, Before Taxes	(688,088)		(331,775)
Current Income Tax Benefit/(Expense)	(655,429)		(546,336)
Deferred Income Tax Benefit/(Expense)	762,522		665,392
Net Investment Loss, Net of Taxes	(580,995)		(212,719)
Net realized gain (loss) on:			
Investments	5,882,371		3,113,296
Deferred Tax Benefi t/(Expense)	(915,527)		(1,117,197)
Net Realized Gain on Investments, Net of Taxes	4,966,844		1,996,099
Net change in unrealized appreciation (depreciation) on:			
Investments	(46,354,275)	#	2,763,721
Deferred Tax Benefit/(Expense)	7,214,540	#	(991,754)
Net Change in Unrealized Appreciation (Depreciation) on Investments, Net of Taxes	(39,139,735)		1,771,967
Net Realized and Unrealized Gain (Loss) on Investments, Net of Taxes	(34,172,891)		3,768,066
Net Increase (Decrease) in Net Assets Resulting from Operations	$ (34,753,886)		$ 3,555,347

<R>



PROXY CARD

SIGN, DATE AND **VOTE** ON THE REVERSE SIDE ➡

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. **PLEASE CAST YOUR PROXY VOTE** *TODAY!*



PROXY VOTING OPTIONS

 1. **MAIL** your signed and voted proxy back in the postage paid envelope provided

 2. **ONLINE** at **proxyonline.com** using your proxy control number found below

 3. By **PHONE** when you dial toll-free 1-888-227-9349 to reach an automated touchtone voting line

 4. By **PHONE** with a live operator when you call toll-free 1-866-296-8019 Monday through Friday 9 a.m. to 10 p.m. Eastern time

CONTROL NUMBER  **12345678910**

YORKVILLE HIGH INCOME MLP ETF
EXCHANGE TRADED CONCEPTS TRUST
PROXY FOR A SPECIAL MEETING OF SHAREHOLDERSTO BE HELD ON XXXXXXXXXXXXXXXX

The undersigned, revoking prior proxies, hereby appoints Name, Name and Name, and each of them, as attorneys-in-fact and proxies of the undersigned, granted in connection with the voting of the shares subject hereto with full power of substitution, to vote shares held in the name of the undersigned on the record date at the Special Meeting of Shareholders the above named Fund. (the "Fund") to be held on [ ], 2015, at the office of [ ], and any adjournments or postponements thereof, upon the Proposal described in the Notice of Meeting and accompanying Proxy Statement, which have been received by the undersigned.

Do you have questions? If you have any questions about how to vote your proxy or about the meeting in general, please call toll-free **1 (866) 296-8019. Representatives are available to assist you** Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

Important Notice Regarding the Availability of Proxy Materials for this Special Meeting of Shareholders to Be Held on XXXXXXXXXXX XX, 2015. The proxy statement for this meeting is available at: https://www.proxyonline.com/docs/ETCYORKVILLE2015.pdf

[PROXY ID NUMBER HERE]   [BAR CODE HERE]   [CUSIP HERE]

</R>

<R>

YORKVILLE HIGH INCOME MLP ETF

PROXY CARD

<u>**YOUR SIGNATURE IS REQUIRED**</u> **FOR YOUR VOTE TO BE COUNTED.** The signer(s) acknowledges receipt with this Proxy Statement of the Board of Trustees. Your signature(s) on this should be exactly as your name(s) appear on this Proxy (reverse side). If the shares are held jointly, each holder should sign this Proxy. Attorneys-in-fact, executors, administrators, trustees or guardians should indicate the full title and capacity in which they are signing.

SIGNATURE (AND TITLE IF APPLICABLE)	DATE
SIGNATURE (IF HELD JOINTLY)	DATE

This proxy is solicited on behalf of the Fund's Board of Trustees, and the Proposal have been unanimously approved by the Board of Trustees and recommended for approval by shareholders. **When properly executed, this proxy will be voted as indicated or "FOR" the proposal if no choice is indicated.** The proxy will be voted in accordance with the proxy holders' best judgment as to any other matters that may arise at the Special Meeting.

THE BOARD OF TRUSTEES OF THE TRUST UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL.

TO VOTE, MARK CIRCLES BELOW IN BLUE OR BLACK INK AS FOLLOWS. Example: ●

		FOR	AGAINST	ABSTAIN
1	To consider and vote upon a proposal to approve the actions and transactions described in that certain Agreement and Plan of Reorganization, dated September 3, 2015, between the Company, on behalf of the Acquired Fund, and Market Vectors ETF Trust , on behalf of Market Vectors High Income MLP, pursuant to which all of the assets and liabilities of each of Yorkville High Income MLP ETF will be transferred to Market Vectors High Income MLP ETF, respectively, in exchange for shares of beneficial interest of the respective Acquiring Fund as described in the accompanying Combined Proxy Statement and Prospectus and pursuant to which each Acquired Fund will be liquidated and terminated. As a result of this transaction, Shareholders of Yorkville High Income MLP ETF will become Shareholders of Market Vectors High Income MLP ETF.	○	○	○
2	To act upon such other matters as may properly come before the Meeting.			

THANK YOU FOR VOTING

[PROXY ID NUMBER HERE]   [BAR CODE HERE]   [CUSIP HERE]

</R>

<R>



PROXY CARD

SIGN, DATE AND **VOTE** ON THE REVERSE SIDE ➡

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. **PLEASE CAST YOUR PROXY VOTE** *TODAY!*



PROXY VOTING OPTIONS

 1. **MAIL** your signed and voted proxy back in the postage paid envelope provided

 2. **ONLINE** at **proxyonline.com** using your proxy control number found below

 3. By **PHONE** when you dial toll-free 1-888-227-9349 to reach an automated touchtone voting line

 4. By **PHONE** with a live operator when you call toll-free 1-866-296-8019 Monday through Friday 9 a.m. to 10 p.m. Eastern time

CONTROL NUMBER  **12345678910**

YORKVILLE HIGH INCOME INFRASTRUCTURE MLP ETF
EXCHANGE TRADED CONCEPTS TRUST
PROXY FOR A SPECIAL MEETING OF SHAREHOLDERSTO BE HELD ON XXXXXXXXXXXXXXXXXX

The undersigned, revoking prior proxies, hereby appoints Name, Name and Name, and each of them, as attorneys-in-fact and proxies of the undersigned, granted in connection with the voting of the shares subject hereto with full power of substitution, to vote shares held in the name of the undersigned on the record date at the Special Meeting of Shareholders the above named Fund. (the "Fund") to be held on [ ], 2015, at the office of [ ], and any adjournments or postponements thereof, upon the Proposal described in the Notice of Meeting and accompanying Proxy Statement, which have been received by the undersigned.

Do you have questions? If you have any questions about how to vote your proxy or about the meeting in general, please call toll-free **1 (866) 296-8019. Representatives are available to assist you** Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

Important Notice Regarding the Availability of Proxy Materials for this Special Meeting of Shareholders to Be Held on XXXXXXXXXXX XX, 2015. The proxy statement for this meeting is available at: https://www.proxyonline.com/docs/ETCYORKVILLE2015.pdf

---

[PROXY ID NUMBER HERE]   [BAR CODE HERE]   [CUSIP HERE]

</R>

<R>

YORKVILLE HIGH INCOME INFRASTRUCTURE MLP ETF

PROXY CARD

YOUR SIGNATURE IS REQUIRED FOR YOUR VOTE TO BE COUNTED.
The signer(s) acknowledges receipt with this Proxy Statement of the Board of Trustees. Your signature(s) on this should be exactly as your name(s) appear on this Proxy (reverse side). If the shares are held jointly, each holder should sign this Proxy. Attorneys-in-fact, executors, administrators, trustees or guardians should indicate the full title and capacity in which they are signing.

SIGNATURE (AND TITLE IF APPLICABLE)	DATE
SIGNATURE (IF HELD JOINTLY)	DATE

This proxy is solicited on behalf of the Fund's Board of Trustees, and the Proposal have been unanimously approved by the Board of Trustees and recommended for approval by shareholders. **When properly executed, this proxy will be voted as indicated or "FOR" the proposal if no choice is indicated.** The proxy will be voted in accordance with the proxy holders' best judgment as to any other matters that may arise at the Special Meeting.

THE BOARD OF TRUSTEES OF THE TRUST UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL.

TO VOTE, MARK CIRCLES BELOW IN BLUE OR BLACK INK AS FOLLOWS. Example: ●

		FOR	AGAINST	ABSTAIN
1	To consider and vote upon a proposal to approve the actions and transactions described in that certain Agreement and Plan of Reorganization, dated September 3, 2015, between the Company, on behalf of the Acquired Fund, and Market Vectors High Income Infrastructure MLP ETF, pursuant to which all of the assets and liabilities of each of Yorkville High Income Infrastructure MLP ETF will be transferred to Market Vectors High Income Infrastructure MLP ETF, respectively, in exchange for shares of beneficial interest of the Acquiring Fund as described in the accompanying Combined Proxy Statement and Prospectus and pursuant to which each Acquired Fund will be liquidated and terminated. As a result of this transaction, Shareholders of Yorkville High Income Infrastructure MLP ETF will become Shareholders of Market Vectors High Income Infrastructure MLP ETF.	○	○	○
2	To act upon such other matters as may properly come before the Meeting.			

THANK YOU FOR VOTING

[PROXY ID NUMBER HERE]   [BAR CODE HERE]   [CUSIP HERE]

</R>